Exhibit 99.2
CS FINANCING CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2008
(With Report of Independent Registered Public Accounting Firm)

1

CS FINANCING CORPORATION

CS FINANCING CORPORATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
CS Financing Corporation
Corte Madera, California
We have audited the accompanying balance sheets of CS Financing Corporation as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. CS Financing Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Financing Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
L.L. Bradford & Company, LLC
March 26, 2009
Las Vegas, Nevada

CS FINANCING CORPORATION
BALANCE SHEETS
As of December 31,

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$843,456	$2,488,784
Prepaid insurance	60,156	78,750
Prepaid expenses	—	16,333
Interest receivable, net	209,613	31,849

Total current assets	1,113,225	2,615,716

Property and equipment, net	30,567	29,575
Investment in notes receivable, net	2,008,485	2,500,000
Debt placement costs, net	937,565	862,109
Deferred issuance costs	471,566	—
Deposit	3,615	3,615
Loan origination costs, net	13,333	17,333

Total assets	$4,578,356	$6,028,348

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$219,155	$99,812
Accrued salaries	—	27,778
Accrued interest	41,375	28,458
Capital lease obligation - current portion	1,433	927
Note payable - current portion	39,128	64,174

Total current liabilities	301,091	221,149

LONG TERM LIABILITIES
Capital lease obligation	239	1,766
Notes - Series A payable	9,930,000	6,830,000

Total liabilities	10,231,330	7,052,915

STOCKHOLDERS’ DEFICIT
Preferred Stock, $.01 par value, Preferred A, 6,750,000 shares authorized; Series B, 9,000,000 shares authorized; unclassified 9,250,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 70,000,000 shares authorized; 31,022,099 and 29,250,000 shares issued and outstanding at December 31, 2008 and December 31,2007, respectively	310,221	292,500
Additional paid-in capital	141,256	130,181
Accumulated deficit	(6,104,451)	(1,447,248)

Total stockholders’ deficit	(5,652,974)	(1,024,567)

Total liabilities and stockholders’ deficit	$4,578,356	$6,028,348

The accompanying notes are an integral part of these financial statements

CS FINANCING CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2008	2007
INTEREST AND FEE INCOME	$554,355	$335,475

OPERATING EXPENSES
Insurance	92,004	90,000
Payroll	632,107	507,270
Professional fees	167,362	187,398
Interest expense	632,107	521,297
Allowance on investment in notes receivable and interest recievable	2,811,986	—
Other	875,992	217,856

Total operating expenses	5,211,558	1,523,821

Operating Loss	$(4,657,203)	$(1,188,346)

Net Loss	$(4,657,203)	$(1,188,346)

Basic and diluted loss per common stock	$(0.16)	$(0.04)

Weighted average basic and diluted shares outstanding	29,376,232	29,250,000

CS FINANCING CORPORATION
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2008 and 2007

	Common Stock
			Additional Paid-in-	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity (Deficit)
BALANCES, December 31, 2006	29,250,000	$292,500	$130,181	$(258,902)	$163,779

Net Loss for the year ended December 31, 2007			—	(1,188,346)	(1,188,346)

BALANCES, December 31, 2007	29,250,000	$292,500	$130,181	$(1,447,248)	$(1,024,567)

Exercise of employee stock options	1,772,099	17,721	11,075	—	28,796

Net Loss for the year ended December 31, 2008			—	(4,657,203)	(4,657,203)

BALANCES, December 31, 2008	31,022,099	$310,221	$141,256	$(6,104,451)	$(5,652,974)

The accompanying notes are an integral part of these financial statements

CS FINANCING CORPORATION
STATEMENTS OF CASH FLOW
For the Years Ended December 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,657,203)	$(1,188,346)
Adjustments to reconcile net loss to cash flows from operating activities
Depreciation	7,208	3,597
Amortization of debt fees	79,601	40,153
Allowance in investment in notes receivable and interest receivable	2,811,986
Amortization of prepaid expenses	—	90,000

Changes in operating assets and liabilities
Change in interest receivable	(489,750)	(31,849)
Change in prepaid insurance	18,594	(18,000)
Change in prepaids and other current assets	16,333	(666)
Change in deposit	—	(3,615)
Change in accounts payable and accrued liabilities	119,343	(30,512)
Change in salaries	(27,778)	(26,389)
Change in accrued interest	12,917	27,714

Net cash flows used in operating activities	(2,108,749)	(1,137,913)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of notes receivable investment	(2,008,485)	(2,500,000)
Purchase of fixed assets	(8,200)	(29,978)

Net cash flows used in investing activities	(2,016,685)	(2,529,978)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt placement costs	(151,057)	(503,069)
Proceeds from Notes - Series A payable	3,100,000	6,605,000
Principal payments on capital lease obligations	(1,021)	(501)
Common stock issuance	28,796	—
Deferred issuance costs	(471,566)	—
Principal payments on note payable	(25,046)	(72,026)

Net cash flows from financing activities	2,480,106	6,029,404

Net Change in Cash and Cash Equivalents	(1,645,328)	2,361,513

Cash and Cash Equivalents - Beginning of Period	2,488,784	127,271

Cash and Cash Equivalents - End of Period	$843,456	$2,488,784

Supplemental disclosure of cash flow information:
Cash paid for Interest	$884,811	$440,921

Cash paid for income taxes	$—	$—

Supplemental disclosure of cash flow information:
Debt placement costs included in accounts payable	$—	$30,093

Assets acquired under capital lease	$—	$3,194

Insurance policy acquired under note payable	$45,500	$72,000

The accompanying notes are an integral part of these financial statements

CS FINANCING CORPORATION
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies
     Nature of Operations
CS Financing Corporation (the Company), a wholly owned subsidiary of Capital Solutions Management, LP (Capital Solutions), was incorporated in Delaware on August 19, 2005. The Company makes, purchases and services mezzanine loans and invests in financing mezzanine real estate lenders making such mezzanine real estate loans in the United States from proceeds of the Company’s offering of Five Year Notes-Series A (the “Notes Offering”). The company has authorized 25,000,000 shares of preferred stock and is in the process of raising capital in connection with the issuance of the preferred stock offering.
     Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Cash and Cash Equivalents
Cash and cash equivalents include interest-bearing and non-interest-bearing bank deposits, money market accounts, short-term certificates of deposit with original maturities of three months or less, and short-term instruments with a liquidation provision of one month or less.
     Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided Using the straight-line method over the estimated useful lives of the related assets, generally three to seven years. Amortization on capital leases is over the lesser of the estimated useful life or the term of the lease. Expenditures for repairs and maintenance are charged to operations as incurred. We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.
     Revenue Recognition
Interest is recognized as revenue when earned according to the terms of the loans, using the effective interest method. We do not accrue interest income on loans once they are determined to be impaired. A loan is impaired when based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due. Cash receipts will be allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reduction or when management does not believe our investment in the loan is fully recoverable.
     Investments in Real Estate Loans
We may from time to time acquire or sell investments in real estate loans from or to our manager or other related parties pursuant to the terms of our Management Agreement without a premium. The primary purpose is to either free up capital to provide liquidity for various reasons, such as loan diversification, or place excess capital in investments to maximize the use of our capital. Selling or buying loans allows us to diversify our loan portfolio within these parameters. Due to the short-term nature of the loans we make and the similarity of interest rates in loans we normally would invest in, the fair value of a loan typically approximates its carrying value. Accordingly, discounts or premiums typically do not apply upon sales of loans and therefore, generally no gain or loss is recorded on these transactions, regardless of whether to a related or unrelated party.

CS FINANCING CORPORATION
NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)
Investments in real estate loans are generally secured by deeds of trust or mortgages. Generally, our real estate loans require interest only payments with a balloon payment of the principal at maturity. We have also made loans that defer interest and principal until maturity. We have both the intent and ability to hold real estate loans until maturity and therefore, real estate loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by us or any affiliate.
Loan-to-value ratios are initially based on appraisals obtained at the time of loan origination and are updated, when new appraisals are received, to reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination and may be commissioned by the borrower.
     Allowance for Loan Losses
We maintain an allowance for loan losses on our investments in real estate loans for estimated credit impairment. Management’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors, which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Generally, subsequent recoveries of amounts previously charged off are added back to the allowance and included as income.
Estimating allowances for loan losses requires significant judgment about the underlying collateral, including liquidation value, condition of the collateral, competency and cooperation of the related borrower and specific legal issues that affect loan collections or taking possession of the property.
Additional facts and circumstances may be discovered as we continue our efforts in the collection and foreclosure processes. This additional information often causes management to reassess its estimates. Circumstances that may cause significant changes in our estimated allowance include, but are not limited to:
•	Changes in the level and trends relating to non-performing receivables including past due interest payments and past due principal payments;

•	Declines in real estate market conditions, which can cause a decrease in expected market value;

•	Discovery of undisclosed lines (including but not limited to, community improvement bonds, easements and delinquent property taxes);

•	Lack of progress on real estate developments after we advance funds. We will customarily monitor progress of real estate developments and approve loan advances. After further inspection of the related property, progress on construction occasionally does not substantiate an increase in value to support the related loan advances

•	Unanticipated legal or business issues that may arise subsequent to loan origination or loan advances or upon the sale of foreclosed property

•	Appraisals, which are only opinions of value at the time of the appraisal, may not accurately reflect the current value of the property.
The Company considers a loan to be impaired when based on current information and events, it is probable that Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest or principal is 90 days past due.

CS FINANCING CORPORATION
NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)
     Fair Value Disclosures
FAS 107 – Disclosures about Fair Value of Financial Instruments (“FAS 107”), requires the determination of fair value of our financial assets. The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:
(a)	Cash: The carrying value of cash approximates fair value.

(b)	Certificate of Deposits: The carrying amounts of these instruments approximate fair value due to their short-term nature.

(c)	Investment in Marketable Securities – Related Party: The carrying amounts of these investment securities are classified as available-for-sale and are recorded at their fair values. Fair values are determined by the quoted market price of the investment.

(d)	Interest and Other Receivables: The carrying amount of these instruments approximate fair value due to their short-term nature.

(e)	Investment in Real Estate Loans: The fair value estimates for investments in real estate loans are generally based upon the present value of expected cash flows discounted at rates currently available for similar loans. Fair value estimates are made at a specific point in time; based on relevant market information; are subjective in nature; and involve uncertainties and matters of significant judgment. Fair values for loans, which are collaterally dependant, and/or are delinquent and/or in foreclosure are determined by their underlying collateral securing the loans.

(f)	Assets under Secured Borrowing: The carrying amount of these instruments approximate fair value. The fair value is estimated based upon projected cash flows discounted at the estimated current interest rates at which similar loans would be made.

(g)	Accounts Payable and Accrued Liabilities: The carrying amount of these instruments approximate fair value due to their short-term nature.

(h)	Junior Subordinated Notes Payable: Due to the current economic credit environment there are no comparable instruments to estimate the current fair value of the junior subordinated notes payable, accordingly the estimated current fair value approximate the carrying value of the notes payable.
     Loan Origination Costs
Loan origination costs were incurred by the Company in anticipation of loans that the Company intends to offer. These costs will be amortized over the life of the anticipated loan as a reduction of the loan’s yield. Loan origination costs were $13,333 and $17,333, net of accumulated amortization of $6,667 and $2,667 as of December 31, 2008 and 2007, respectively.
     Debt Placement Costs
Costs incurred in connection with the Company’s Notes Offering will be deferred until the offering proceeds are received and then amortized over the term of the related financing agreements using the effective interest method. Total debt placement costs as of December 31, 2008 and 2007 were $937,565 and $862,109 respectively, net of accumulated amortization of amounts expensed in 2008 and 2007 of $75,601 and $37,486 respectively.
     Start-Up Costs
Costs of start-up activities are expensed as incurred in accordance with SOP 98-5, “Reporting on the Costs of Start-Up Activities.”

CS FINANCING CORPORATION
NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)
     Stock Based Compensation
The Company applies SFAS No. 123(R) “Accounting for Stock-Based Compensation” for all compensation related to stock, options, or warrants. SFAS No. 123(R) requires the recognition of compensation cost using a fair value based method whereby compensation is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued to employees and non-employees. Stock issued for compensation is valued using the market price of the stock on the date of the related agreement.
     Income Taxes
Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured.
     Deferred Issuance Costs
The company incurred $471,566 in legal fees in connection with the preferred stock offering during the year ended December 31, 2008. As no preferred stock was issued during the year, these costs are reflected on the balance sheet as deferred issuance costs.
     Net Loss Per Common Share
In accordance with SFAS No. 128, Earnings Per Share, basic loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the periods presented. Diluted loss per common share is computed by dividing net loss by the weighted average common and potential dilutive common shares outstanding computed in accordance with the treasury stock method. For all periods presented, diluted loss per common share is the same as basic loss per common share because the effect of outstanding options is anti-dilutive due to the net loss for all period presented.
     Recent accounting policies
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The provisions of SFAS No. 157 were to be effective for fiscal years beginning after November 15, 2007. On February 6, 2008, the FASB agreed to defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective January 1, 2008, the Company adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations or financial position.
Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in the results of operations. SFAS No. 159 also establishes additional disclosure requirements. The Company did not elect the fair value option under SFAS No. 159 for any of its financial assets or liabilities upon adoption. The adoption of SFAS No. 159 did not have a material impact on the Company’s results of operations or financial position.

CS FINANCING CORPORATION
NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141 (revised 2007) on the financial position, results of operations and disclosures.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on the financial position, results of operations and disclosures.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” This statement is intended to enhance the current disclosure framework in SFAS No. 133. Under SFAS No. 161, entities will have to provide disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c), how derivative instruments and related hedged items effect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for all financial statements issued for fiscal and interim periods beginning after November 15, 2008. Since the Company does not currently have any derivative instruments, nor does it engage in hedging activities, the Company expects to have no significant financial impact as a result of adoption of SFAS No. 161.
In May 2008, FASB issued Financial Accounting Statement (“SFAS”) No. 162, “The Hierarchy of Generally Accepted Accounting Principles (“GAAP”). The GAAP hierarchy is currently set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, the Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Auditing Standards No. 69 is (1) directed to the auditor, (2) is complex, and (3) ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as the FASB Statements of Financial Accounting Statements, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes the GAAP hierarchy should reside in the accounting literature established by the FASB and instead of being directed to the auditor, should be directed to entities since they are responsible for selecting accounting principles for financial statements that are presented in accordance with GAAP. This statement is to become effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect any significant financial impact upon adoption of SFAS No. 162.
NOTE 2 – Property and Equipment
Property and equipment is comprised of the following:

	2008	2007
Furniture and fixtures	$24,069	$15,870
Computers and other office equipment	11,771	11,771
Software	5,531	5,531

	41,371	33,172
Less accumulated depreciation	(10,804)	(3,597)

	$30,567	$29,575

CS FINANCING CORPORATION
NOTE 2 – Property and Equipment (cont.)
Depreciation expense related to the above assets was $7,208 and $3,597 for the years ended December 31, 2008 and 2007 respectively.
NOTE 3 – Investments in Notes Receivable
On April 30, 2007, the Company acquired, from a third party, a $2,000,000 promissory note issued byAssured Financial, a Minnesota LLC. Assured Financial is a senior (1st position) real estate construction and development lender. The Company acquired, from third parties, additional promissory notes issued by Assured Financial of $466,000 on June 30, 2007 and $34,000 on September 5, 2007. Total notes receivable issued by Assured Financial at March 31, 2008 are $2,500,000. All notes mature on September 1, 2009 and are subject to an interest rate of 15% and are unsecured. In January of 2008 the Company agreed with Assured Financial to defer collection of current interest payments for a twelve month period beginning in January of 2008. In July of 2008 the Company was notified by the senior lender to Assured Financial that they will foreclose upon the collateral they hold and may not have enough proceeds to pay the junior lenders including ourselves. Accordingly, we performed an analysis of the value of this investment and booked a reserve against of $1,179,700 on June 30, 2008. Interest receivable from Assured Financial as of June 30, 2008 of $311,986 was also fully reserved. On September 30, 2008 the Company determined that the entire amount of the note receivable and interest receivable should be charged off. The total loss recognized in connection with the charge off of notes receivable and related interest in 2008 was $2,811,986.
During 2008, we completed financing to Real Equity Solutions (“RES”) for one property in Marin County, California, for an aggregate loan of $654,750 and two residential properties in San Francisco for $626,193 and $707,542. RES has used the loan from the Company to fund its own lending and construction business. The loan to RES is secured by an assignment of real estate deeds of trust and has a term of 365 days (and which may be extended by the consent of both parties for up to an additional 6 months), with an effective interest of 15% and is due upon maturity. The Company’s loan may be subordinated to senior lenders.
NOTE 4 – Capital Lease Obligation
In March of 2007 the Company obtained a capital lease from US Express to finance equipment acquired. The agreement bears interest at a rate of 3.15% per annum which matures on March 31, 2010. The monthly principal and interest payments are $150. The balance of the note at December 31, 2008 and 2007 was $1,672 and $2,693 respectively.
NOTE 5 – Note Payable
On November 17, 2007, the Company entered into a new agreement with First Insurance Funding Corporation to finance insurance premiums. The agreement bears interest at a rate of 7.55% per annum and will mature in August 2008 and requires monthly principal and interest payments of $8,254. The balance of the note payable was $64,174 at December 31, 2007.
On November 17, 2008, the Company entered into an agreement with First Insurance Funding Corporation to finance insurance premiums. The agreement bore interest at a rate of 7.95% per annum and matured in August 2009 and required monthly principal and interest payments of $6,673. The balance of the note payable was $39,128 at December 31, 2008.
NOTE 6 – Notes – Series A
The Company issued $3,100,000 of Five Year Notes-Series A (“Notes”) during the year ended December 31, 2008 pursuant to a registration statement on Form S-1 (the “Registration Statement”). The Notes are due in 2013 and bear interest at a fixed rate (calculated based upon a 360-day year) of ten percent (10%). Interest is payable monthly with the first interest payment commencing thirty (30) days from issuance. The issuance of the Notes are summarized as follows:

CS FINANCING CORPORATION
NOTE 6 – Notes – Series A (cont.)

	Amount	Matures
For the year ended December 31, 2006	$225,000	2011
For the year ended December 31, 2007	$6,605,000	2012
For the year ended December 31, 2008	$3,100,000	2013

Total Notes outstanding as of December 31, 2008	$9,930,000

The Notes are not listed on any securities exchange and there is no public trading market for the Notes. The Company may redeem the Notes after two years and upon at least 30 days written notice. The Notes are general unsecured obligations and are subordinated in right to payment to all future, if any, senior debt of the Company.
NOTE 7 – Income Taxes
At December 31, 2008, the Company had net operating loss carryforwards of approximately 5,900,000for federal and state income tax purposes, respectively, that are available to offset future taxable income and begin to expire in the year 2025. No benefit has been recorded for any loss carryforwards, and utilization in future years may be limited under Sections 382 and 383 of the Internal Revenue Code if significant ownership changes have occurred or from future tax legislation changes.
The Company records a valuation allowance to reduce the carrying value of the net deferred taxes to an amount that is more likely than not to be realized. The increase in the valuation allowance was $1,886,000 and $533,000 for the year ended December 31, 2008 and year ended December 31, 2007 respectively. The benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate to loss before income taxes as follows:

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007
Expected benefit at statutory rate	$(1,472,000)	$(416,000)
State tax effects	(414,000)	(117,000)
Increase in valuation allowance	1,886,000	533,000
The following is a summary of deferred taxes at December 31, 2008 and 2007:

	2008	2007
Deferred tax asset:
Pre-opening costs	$3,094	$3,094
Net operating loss	2,415,906	529,906
Valuation allowance	(2,419,000)	(533,000)

	$—	$—

CS FINANCING CORPORATION
NOTE 8 – Stockholders’ Equity (Deficit)
     Stock Options
On January 1, 2006, and December 3, 2008 the Company granted nonqualified stock options to Company employees/directors to acquire an aggregate of 3,691,632 shares of common stock at $.01625 per share. The options vest on future contingent events as defined in the stock option agreements and expire ten years from the date of grant. Unexercised options are canceled 90 days after termination, and unvested awards are canceled on the date of termination of employment.
The weighted average remaining contractual term of options exercisable at December 31, 2008, was 7 years.
The following table summarizes information about stock options outstanding at December 31, 2008:

		Weighted	Range of
		Average	Option
	Options	Exercise Price	Exercise Price
Options outstanding - December 31, 2005	—	—	—
Granted	3,100,968	$0.01625	$0.01625
Canceled or expired	—	—	—
Exercised	—	—	—

Options outstanding - December 31, 2006	3,100,968	$0.01625	$0.01625
Options exercisable - December 31, 2006	1,033,656	$0.01625	$0.01625
Options exercisable - December 31, 2007	1,033,656	$0.01625	$0.01625

Options outstanding - December 31, 2007	3,100,968	$0.01625	$0.01625
Granted	590,664	$0.01625	$0.01625
Canceled or expired	—	—	—
Exercised	(1,772,099)	$0.01625	$0.01625

Options outstanding - December 31, 2008	1,919,533	$0.01625	$0.01625
Options exercisable - December 31, 2008	1,919,533	$0.01625	$0.01625
As of December 31, 2008 and 2007 there was $14,736 and $14,736, respectively, of total unrecognized compensation costs related to the outstanding stock options, which is expected to be recognized over a weighted average period of one year once it becomes probable that the contingent events will occur.
The fair value of the options granted in 2006 was $25,200. The company estimates the fair value of the nonqualified stock options using the Black-Scholes option pricing model with the following assumptions for options granted in 2006; no dividend yield; expected volatility of 40%; risk free interest rate of 4.5%; and expected life of nine years.
On February 27, 2008, the Company obtained the unanimous written consent of all of the holders of Company’s common stock to approve a reverse stock split of 100 to 1, and on March 19, 2008, the reverse stock split was effected and the number of outstanding shares of common stock decreased from 237,709 to 2,377. Additionally on March 24, 2008 Company amended its Articles of Formation to reduce the number of authorized shares from 1,000,000 to 10,000.
On December 3, 2008 the Company obtained the unanimous written consent of all holders of Company’s common stock to approve a stock split of 1 to 12,305.427 for all existing common shares held of record on December 4, 2008. Additionally, on December 4, 2008 the Company amended its Articles of Formation to increase the authorized number of shares to 95,000,000, consisting of 70,000,000 of common shares and 25,000,000 shares of Preferred Stock, classified as 6,750,000 shares of Series A Convertible Preferred Stock and 9,000,000 shares of Series B Convertible Preferred Stock and 9,250,000 unclassified.

CS FINANCING CORPORATION
NOTE 8 – Stockholder’s Equity (Deficit) - continued
Preferred Stock
On December 3, 2008 the Board of Directors authorized the issuance of 25,000,000 shares of preferred stock, par value $0.01 per share. No shares have been issued. Issuance costs of $471,566 for legal fees has been incurred and is reflected on the balance sheet as “Deferred Issuance Costs”.
NOTE 9 – Subsequent Events
     Subsequent Events
As of February 20, 2009, Company and RES agreed to extend the loan applicable to the property in Marin County until August 15, 2009.